Dico, Inc.

3445 Lawrence Ave

Oceanside, NY 11572

Telephone: (516) 620-0974

April 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dico, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 14, 2014

File No. 333-193618

Prospectus Cover Page

1. We note your statement that the offering will terminate “on or before March 15, 2015.” However, on page 7 you state that the offering will terminate “on or before April 15, 2015.” Please revise for consistency.

The disclosure has been revised for consistency.

Risk Factors, page 8

We receive roughly 40% of our diamonds, page 12

2. We note your response to comment 3 in our letter dated March 25, 2014 and that you have added a risk factor acknowledging potential liability for diamonds that you hold on a consignment basis. However, please reconcile your disclosure in the narrative portion of this risk factor that you receive all of your diamonds on a consignment basis with your disclosure in the risk factor itself, your “Description of Business” section, and in your letter dated April 14, 2014 that roughly 40% of your diamond purchases are on a consignment basis.

The risk factor has been appropriately revised to indicate that we receive roughly 40% of our diamonds on

Description of Business, page 17

Our Products – Principal product line, page 17

3. We note your response to comment 6 in our letter dated March 25, 2014 and your disclosure that “[you] receive approximately 40% of [your] inventory on consignment from other distributors, and purchase the remaining 60% of [your] inventory.” Please provide additional detail regarding the arrangements by which you purchase the remaining 60% of your inventory, the funds that you use to secure such diamonds, and confirm with us, if true, that there are no written agreements between you and the suppliers from which you purchase the remaining 60% of your inventory.

The disclosure has been revised to provide additional detail about the diamond industry and how the low quality diamonds are purchased.  We receive the funds for purchasing our diamonds through loans from Mr. David Lazar, our COO.  These loans are provided under an oral agreement with Mr. Lazar.  We do not have any written agreements with any suppliers or wholesalers from whom we purchase 60% of our inventory.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

4. We note your response to comment 9 in our letter dated March 25, 2014 that you have revised your disclosure to clarify that you have not begun internet sales. However, it does not appear that your disclosure was so revised. Please revise your disclosure to reflect that you have not begun internet sales. In this regard, we note your statement on page 25 that you “have been selling [your] product line via in house sales and the Internet.”

The disclosure has been revised to remove reference to internet sales.

5. We note your response to comment 9 in our letter dated March 25, 2014 that in house sales represent sales made in your office directly by your officers and directors. Please include such disclosure in your prospectus.

The disclosure regarding in house sales being made at our office directly by our officers and directors has been added to the document.

6. We note your response to comment 10 in our letter dated March 25, 2014 that because you purchase diamonds on a consignment basis, your relationships with your suppliers, wholesalers, and distributors do not have an extraordinary impact on your operations, liquidity, and capital resources. Please reconcile this statement with the disclosure in your “Risk Factor” section, your “Description of Business” section, and in your letter dated April 14, 2014 that you purchase, not on a consignment basis, 60% of your inventory.

Our previous disclosure does not require reconciliation with our new disclosure regarding the purchase of 60% of our inventory.  As discussed in our response to comment 3 and in our description of business section, suppliers and wholesalers of larger, higher quality diamonds purchase large, unsorted lots of diamonds specifically to have the larger, higher quality diamonds, and then sell the remaining low quality diamonds at a discount.  As a result, our relationships with suppliers, wholesalers and distributors do not have an extraordinary impact on our operations, liquidity, and capital resources, as we can purchase or receive diamonds on consignment from a variety of sources.  We are not reliant on any one supplier, wholesaler, or distributor for access to diamonds.

7. We note your statement on page 26 that you “utilize traveling salesmen to bring [your] product to prospective buyers.” However, we also note your statement on page 6 that you currently have one salesman. Please discuss in this section the number of traveling salesmen that you currently utilize and, if material, the terms of your agreements with such persons.

The disclosure has been expanded to indicate that there is only one traveling salesman currently working for us.  The disclosure already indicates that he works on commission.  We do not have any written agreement with our salesman, nor will we in the future.

Part II. Information Not Required in Prospectus, page 50

Item 14. Indemnification of Directors and Officers, page 50

8. We re-issue comment 14 from our letter dated March 25, 2014. Please discuss the general effect of any statute, charter provision, by-laws, or other arrangement under which any director or officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. Please refer to Item 702 of Regulation S-K.

The disclosure has been revised to indicate that, under the bylaws, the registrant will indemnify the officers and directors for any claims or liabilities arising out of any actions or conduct performed for or on behalf of the registrant.

Very truly yours,

/s/ Edward Lazar

Edward Lazar

Chief Executive Officer

Dico, Inc.